UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Willing Holding, Inc.
(Name of Issuer)
Class A Common Stock, $.0001 par value
(Title of Class of Securities)
970555 10 8
(CUSIP Number)
Jon H. Klapper, Esq.
210 N. University Drive, Suite 810
Coral Springs, FL 33071
(954) 755-5564
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	970555 10 8

1	NAMES OF REPORTING PERSONS Valiant ACMS, Inc. (f/k/a Valiant Healthcare, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		25,250,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,250,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	89%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	970555 10 8
Schedule 13D of Cheryl Rager
Respecting the Securities of Valiant Healthcare, Inc.

Item 1.	Security and Issuer.
This filing relates to the acquisition of shares of the $.0001 par value Class A common stock (the “Common Stock”) of Willing Holding, Inc., a Florida corporation (the “Issuer”) whose principal executive offices are located at 210 N. University Drive, Suite 810, Coral Springs, Florida 33071.

Item 2.	Identity and Background.
This Schedule 13D is filed by Valiant ACMS, Inc., a Delaware corporation formerly known as Valiant Healthcare, Inc. (“Valiant”), whose business address is 210 N. University Drive, Suite 810, Coral Springs, Florida 33071.
Valiant has not been convicted in a criminal proceeding during the last five years nor has it, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
All of the securities which are the subject of this filing were acquired by Valiant on July 16, 2010 in connection with the acquisition by the Issuer of substantially all of the assets of Valiant pursuant to an asset purchase agreement.

Item 4.	Purpose of Transaction.
As stated in response to Item 3 above, the acquisition by Valiant of the securities covered by this filing was in connection with the sale of substantially all of its assets to Issuer. As part of the transaction with Valiant, all of the officers and directors of Issuer resigned as of July 16, 2010, except that Thomas L. DiStefano III remained as a director. At the direction of Valiant, Mr. DiStefano approved resolutions of Issuer’s Board of Directors that would increase the size of the Board to eight members. Effective 10 days after the mailing of Willing’s Schedule 14f-1, Willing intends to fill the vacancies created by the increase in the size of the Board with the individuals who were previously Board members of Valiant; however, Aarif Dohad, who served as Valiant’s Chairman of the Board was appointed a member of Willing’s Board of Directors as of July 16, 2010.

Item 5.	Interest in the Securities of the Issuer.

CUSIP No.	970555 10 8
(a) Valiant beneficially owns 25,250,000 shares of the Issuer’s Class A common stock, which is approximately 89% of the outstanding capital stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1).
(b) Valiant possesses sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by it.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships between Valiant or any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

None.

CUSIP No.	970555 10 8
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2010	VALIANT ACMS, INC. (formerly known as Valiant Healthcare, Inc.
	By:	/s/ Steven Turner
President